Exhibit 16.1


Child, Sullivan & Company
A Professional Corporation Of Certified Public Accountants
1284 W. Flint Meadow Dr. Suite D
Kaysville, Utah  84037                                     (801) 927-1337



January 2, 2006

Securities and Exchange Commission
450 5th Street, Northwest
Washington, D.C. 20549


Ladies and Gentlemen:

The firm of Child, Sullivan & Company was previously principal accountant for Dahua Inc. (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2004 and 2003. On or about January 1, 2006, we changed our accounting practice from a corporation to a professional limited liability company, Child, Van Wagoner & Bradshaw, PLLC. We have read the Company's statements included under Item 4.01 of its Form 8-K dated
January 2, 2006, and agree with such statements.


Very truly yours,

/s/ Child, Sullivan & Company
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Child, Sullivan & Company